[Chelsea Therapeutics International, Ltd. Letterhead]

August 7, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Jeffrey P. Riedler

Christina De Rosa

Re:	Chelsea Therapeutics International, Ltd.

Annual Report on Form 10-K: Fiscal Year Ended December 31, 2012

Filed on March 7, 2013

File No. 000-51462

Ladies and Gentlemen:

We refer to your letter dated July 24, 2013, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2012 of Chelsea Therapeutics International, Ltd. (the “Company”). To facilitate your review, we have reproduced below the comments from the July 24 letter in italicized, bold face text. The Company’s response follows each comment.

License Agreement and Development Agreement Obligations, page 45-46

1.	We note your description of the license agreement you have entered into with Dainippon Sumitomo Pharma Co., Ltd., or DSP. Please expand your disclosure to include the duration and termination provisions of the agreement.

Company Response

In the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, the Company has expanded its disclosure regarding the DSP license agreement to include the duration and termination provisions of the agreement, and will continue to reflect such expanded disclosure in future filings, substantially as reflected below:

In May 2006, the Company entered into an agreement with Dainippon Sumitomo Pharma Co., Ltd. (“DSP”) for ~~a worldwide,~~an exclusive, sub-licensable license and rights to certain intellectual property and proprietary information (the “DSP Agreement”) relating to L-threo-3,4-dihydroxyphenylserine (“L-DOPS” or “droxidopa”) including, but not limited to all information, formulations, materials, data, drawings, sketches, designs, testing and test results, records and regulatory documentation. Pursuant to the DSP Agreement, DSP reserved rights to market droxidopa in Japan, Korea, China and Taiwan that precludes the Company’s commercialization of droxidopa in those markets. As consideration for these rights, the Company paid DSP $100,000 and issued 63,131 shares of its common stock, with a value of approximately $4.35 per share, or $274,621. As additional consideration, the Company agreed to pay DSP and/or its designees (1) royalties on the sales should any compound be approved for commercial sale, and (2) milestone payments, payable upon achievement of milestones as defined in the DSP Agreement. The potential royalty payment under the license agreement is a mid-single-digit percentage of net sales of the commercialized products licensed under the DSP Agreement. All obligations of the Company to pay royalties under the DSP Agreement expire (i) with respect to North America, which is defined to include the United States, Canada and Mexico, eight years after the First Commercial Sale, as defined in the DSP Agreement, in the United States, and (ii) with respect to the remainder of the territory, eleven years after the First Commercial Sale in either the United Kingdom, France, Italy, Germany or Spain. In February 2008, the Company made a milestone payment under the DSP Agreement of $500,000 related to patient dosing in a Phase III study. In December 2011, the Company made a milestone payment under the DSP Agreement of $750,000 related to submission of an NDA to the FDA and has remaining potential future milestone payments as of ~~March 31,~~June 30, 2013, subject to the Company’s right to terminate the DSP Agreement, totaling $2.5 million, including a potential milestone payment of $1.5 million payable upon approval of an NDA. The DSP Agreement has no fixed term and upon expiration of the relevant royalty term, all of the licenses and rights granted to the Company in the applicable territory under the DSP Agreement shall become irrevocable, perpetual, fully-paid, and royalty-free. Prior to that, the DSP Agreement provides for termination (i) upon material breach by either party if such breach remains uncured for a period of sixty days from the date the breaching party was notified of such breach, (ii) for bankruptcy by either party upon thirty days written notice and (iii) for convenience by the Company upon sixty days written notice. The Company and DSP also initiated, and the Company agreed to fund, activities focused on modifying the manufacturing capabilities of DSP in order to expand capacity and comply with regulations and requirements of the FDA. Final expenses for this work were recognized in the second quarter of 2012 resulting in the Company recording cumulative expense of approximately $3.1 million.

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Risk Factors, pages 25 and 28

License and Development Agreement Obligations, page 46

Notes to Financial Statements, page F-20

2.	We note your discussion of the license agreement with DSP appearing on pages 25, 46 and F-20 disclosing that you entered into an agreement for a “worldwide, exclusive, sub-licensable license…”. We also note that on page 25, you disclose that your license has “certain geographic restrictions,” but you do not list the geographic restrictions specifically. On page 28 you disclose that your license agreement with DSP reserves rights to DSP “in Japan, Korea, China, and Taiwan which preclude our commercialization of droxidopa in those markets.” The fact that DSP reserves rights to the license in Japan, Korea, China, and Taiwan contradicts your statements that you have a worldwide license. Please revise your disclosure to eliminate the inconsistencies on pages 25, 28, 46, and F-20 so that you state clearly on all four pages that there are geographic exclusions to your license and list the excluded countries.

Company Response

In the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, the Company has revised its disclosure regarding the geographic application of the DSP License substantially as reflected in response to Comment No. 1 above. In future filings, the Company will consistently state the geographic exclusions with respect to Japan, Korea, China and Taiwan using similar disclosure.

Intellectual Property, pages 16-17

3.	We note that you discuss your patent estate under “Intellectual Property” on pages 16-17. Please expand your disclosure regarding the patents related to droxidopa. As to the three issued U.S. droxidopa patents, please indicate when each one expires. As to the several foreign droxidopa patents, please briefly describe the nature of each of these patents as you have done for the U.S. patents and indicate the applicable jurisdiction of each patent and the dates of expiration. As to all of the U.S. and foreign droxidopa patents, please indicate whether you hold the patents themselves or license them from another party, identifying each such party, as may be applicable.

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Company Response

The Company will expand its disclosure regarding U.S. and foreign patents related to droxidopa in future filings of its Annual Report on Form 10-K to read substantially as follows:

Our patent estate for droxidopa, which is owned entirely by Chelsea Therapeutics, Inc., includes three issued U.S. patents, several issued foreign patents, several pending U.S. patent applications and related patent applications pending in countries outside the United States, including Europe. The pending applications are directed to pharmaceutical compositions comprising droxidopa and therapeutic methods of treatment using droxidopa. We plan to continue to strengthen our patent estate on droxidopa by filing and pursuing additional patents.

The issued U.S. patents within the droxidopa patent portfolio are U.S. Patent No. 8,008,285, issued August 30, 2011 and entitled “Droxidopa and Pharmaceutical Compositions Thereof for the Treatment of Fibromyalgia,” (with a nominal expiration date of February 16, 2029); U.S. Patent No. 8,158,149, issued April 17, 2012 and entitled “Threo-DOPS Controlled Release Formulation” (with a nominal expiration date of April 4, 2028); and U.S. Patent No. 8,383,681, issued February 26, 2013 and entitled “Droxidopa and Pharmaceutical Composition Thereof for the Treatment of Mood Disorders, Sleep Disorders, or Attention Deficit Disorders” (with a nominal expiration date of December 7, 2029).

The issued foreign patents within the droxidopa patent portfolio include: New Zealand Patent No. 581707, granted September 5, 2011 and entitled “Droxidopa and Pharmaceutical Composition Thereof for the Treatment of Mood Disorders, Sleep Disorders, or Attention Deficit Disorders” (with a nominal expiration date of May 7, 2028); European Patent No.1 948 155, granted on March 7, 2012 and entitled “Pharmaceutical Compositions Comprising Droxidopa” (with a nominal expiration date of June 28, 2027), which is validated in Albania, Austria, Belgium, Bosnia-Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxemburg, Former Yugoslav Republic of Macedonia, Malta, Monaco, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland/Liechtenstein, Turkey, and United Kingdom; Mexican Patent No. 298529, granted April 24, 2012 and entitled “Droxidopa and Pharmaceutical Compositions Thereof for the Treatment of Fibromyalgia” (with a nominal expiration date of March 7, 2028); New Zealand Patent No. 579368, granted July 9, 2012 and entitled “Droxidopa and Pharmaceutical Compositions Thereof for the Treatment of Fibromyalgia” (with a nominal expiration date of March 7, 2028); and European Patent No. 2 142 185, granted August 15, 2012 and entitled “Droxidopa and Pharmaceutical Composition Thereof for the Treatment of Neurally Mediated Hypotension” (with a nominal expiration date of March 12, 2028), and validated in France, Germany, Italy, Spain, Switzerland, and United Kingdom. All patent expiration dates noted herein assume payment of required maintenance fees or annuities during the patent term, and such expiration dates are subject to change resulting from patent term extension in various jurisdictions.

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In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (704) 973-4201 or Steven A. Navarro, of our counsel Morgan, Lewis & Bockius LLP, at (212) 309 6147.

Very truly yours,
CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

		By:	/s/ J. Nick Riehle
Name: J. Nick Riehle Title: Chief Financial Officer

cc:	Morgan, Lewis & Bockius LLP
Steven A. Navarro

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